DIVERSEY, INC.

8310 16th Street

Sturtevant, Wisconsin 53177-0902

May 5, 2010

VIA EDGAR

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Diversey, Inc.
Registration Statement on Form S-4
Filed April 2, 2010
(File No. 333-165891)

Dear Ms. Long:

Diversey, Inc. (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 29, 2010 (the “Comment Letter”), with respect to the above-referenced registration statement (the “Registration Statement”). In addition, the Company has filed today Amendment No. 1 to the Registration Statement. Amendment No. 1 to the Registration Statement reflects revisions in response to the Comment Letter and certain other minor revisions.

The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. Capitalized terms used but not defined herein have the meanings ascribed to them in the Comment Letter.

Supplemental Submission Letter

1.	Please submit a revised supplemental letter where the Registrants represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes.

Response:

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 5, 2010

In response to the Staff’s comment, the supplemental letter has been revised to include the requested additional representation and will be resubmitted to the Commission.

Form S-4

Prospectus Cover Page

2.	Please disclose the following on the prospectus cover page:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

•

Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response:

We have revised the disclosure on the prospectus cover page in response to the Staff’s comment.

3.	We note that here and throughout the filing, you omit the expiration date for the exchange offer. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time for midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response:

We hereby confirm that the exchange offer will be open for at least 20 full business days in compliance with Rule 14e-1(a). We further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. In addition, we confirm that the exchange offer will be open at least through midnight on the twentieth business day following commencement.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 5, 2010

Market and Industry Date, page ii

4.	We note that some of the disclosure contained in the prospectus is based upon information obtained from third-party sources. The last two sentences suggest that investors cannot rely on the information in the prospectus. Please delete or otherwise revise this disclaimer to eliminate the suggestion that investors cannot rely on the information you have chosen to include in the prospectus. In addition, please tell us whether you funded or were otherwise affiliated with any of these third-party sources.

Response:

In response to the Staff’s comment, we have revised the paragraph under “Market and Industry Data” on page ii to read as follows:

This prospectus includes estimates regarding market and industry data and forecasts based on market research, consultant surveys, publicly available information, industry publications, analyst reports and surveys and our own estimates based on our management’s knowledge of and experience in the markets and industry in which we operate. We believe these estimates are reasonable as of the date of this prospectus. However, we have not independently verified any of the data from third-party sources and have not ascertained the underlying economic assumptions relied upon therein. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

In addition, we confirm that we neither funded nor were otherwise affiliated with any of the third-party sources of information included in the prospectus.

Risk Factors, page 17

5.	We note the third and fourth sentences in the first paragraph under this section. Please note that only material risks should be described. If risks are not deemed material, you should not reference them.

Response:

In response to the Staff’s comment, we have deleted the third and fourth sentences in the first paragraph under “Risk Factors” on page 17.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 5, 2010

The Exchange Offer, page 36

Terms of the Exchange Offer, page 36

General, page 36

6.	We note that in the first bullet point at the top of page 37, as well as elsewhere in the prospectus, you have qualified the required representation with the phrase “at the time of the commencement of the exchange offer.” This qualification is inappropriate. Please delete it.

Response:

In response to the Staff’s comment, we have deleted this qualification in the first bullet point under “The Exchange Offer—Terms of the Exchange Offer—General” on page 37 and elsewhere in the prospectus.

Expiration Date; Extensions; Amendments; Termination, page 37

7.	We note that you reserve the right “to delay acceptance of any old notes.” Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to a right to delay acceptance only due to an extension of the exchange offer, please state so.

Response:

In response to the Staff’s comment, we have revised the disclosure under “Expiration Date; Extensions; Amendments; Terminations” on page 38 of the prospectus to indicate that the acceptance of old notes will be delayed only in the case of an extension of the exchange offer.

8.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:

In response to the Staff’s comment, we have revised the disclosure under “Expiration Date; Extensions; Amendments; Terminations” on page 38 of the prospectus to indicate that, in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 5, 2010

Acceptance of Old Notes for Exchange; Delivery of New Notes, page 40

9.	We note that new notes will be issued promptly after acceptance of the old notes. Please revise to state that the issuer will issue the new notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

Response:

We have revised the disclosure under “Acceptance of Old Notes for Exchange; Delivery of New Notes” on page 40 of the prospectus in response to the Staff’s comment.

10.	We note that you will return any old notes not accepted for exchange “as promptly as practicable” after the expiration or termination of the exchange offer. Rule 14e-1(c) requires that you return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response:

We have revised the disclosure under “Acceptance of Old Notes for Exchange; Delivery of New Notes” on page 40 and elsewhere in the prospectus in response to the Staff’s comment.

Certain U.S. Federal Income Tax Considerations, page 197

11.	Please remove the word “certain” from this heading and subsequent discussion. All material tax considerations should be described.

Response:

In response to the Staff’s comment, we have removed the word “certain” from this heading and the subsequent discussion and replaced it with the word “material.”

Undertakings, page II-16

12.	Please remove any undertakings that are not applicable to you in this offering, such as the undertakings included pursuant to Item 512(g) of Regulation S-K.

Response:

In response to the Staff’s comment, we have removed the undertakings included pursuant to Item 512(g) of Regulation S-K.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 5, 2010

Exhibit 5.1 – Opinion of Jones Day

13.	The assumptions regarding the opinions set forth in paragraph 3 are inappropriate. Please have counsel remove them. If, in order to render opinions that the Exchange Notes and the Exchange Guarantees will constitute valid and binding obligations of the registrant and guarantors, respectively, in each case under New York law (the law governing the Exchange Notes and the Exchange Guarantees), counsel believes that it cannot undertake the examinations it deems relevant or necessary with respect to the subject matter covered by the aforementioned assumptions, then counsel may rely on one or more supporting opinions issued by other counsel. If counsel chooses to expressly acknowledge such reliance in its revised opinion, please file the supporting opinions as exhibits to the registration statement and ensure that those opinions expressly acknowledge such reliance.

Response:

In response to the Staff’s comment, Jones Day has removed the assumptions regarding the opinions set forth in paragraph 3 of its opinion letter.

Certain of the guarantors are organized under the laws of the States of Nevada and Wisconsin, and Jones Day is not admitted or qualified to practice law in Nevada or Wisconsin. Accordingly, to support its opinion that the Exchange Guarantee of each of the guarantors organized under the laws of those states, when it is issued and delivered in exchange for the Outstanding Guarantee of that guarantor in accordance with the terms of the Exchange Offer, will constitute a valid and binding obligation of that guarantor under New York law, Jones Day will rely upon supporting opinions issued by Kolesar & Leatham, Chtd. and Reinhart Boerner Van Deuren s.c. with respect to matters of Nevada and Wisconsin law, respectively.

Jones Day has added specific language to its opinion letter indicating such reliance. In addition, as discussed below, the opinion letters of Kolesar & Leatham, Chtd. and Reinhart Boerner Van Deuren s.c., which have been filed as Exhibits 5.2 and 5.3 to Amendment No. 1 to the Registration Statement, respectively, have been revised to expressly authorize such reliance by Jones Day.

14.	Please tell us why counsel believes it needs to include in its opinion the assumptions contained in the penultimate paragraph on page 2 or, alternatively, please have counsel remove these assumptions. If you provide an explanation, please ensure that it addresses why counsel believes that such assumptions would not be covered by the customary limitation regarding general equitable principles and public policy considerations in the preceding paragraph. Please note that we may have additional comments based on your response.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 5, 2010

Response:

In response to the Staff’s comment, Jones Day has removed the assumptions contained in the penultimate paragraph on page 2 of its opinion letter.

Jones Day has submitted a revised opinion letter as Exhibit 5.1 to Amendment No. 1 to the Registration Statement to reflect the change described in the preceding paragraph as well as the changes described in the response to the previous comment.

Exhibit 5.2 – Opinion of Kolesar & Leatham, Chtd.

15.	We note that this legal opinion does not express an opinion as to whether the Exchange Notes or the guarantees will constitute valid and binding obligations of the registrant and the guarantors, respectively. In view of the requirements of Form S-4 and Item 601(b)(5) of Regulation S-K, please tell us why you are filing this opinion. Please note that we may have additional comments based on your response.

Response:

Two of the guarantors of the Company’s notes, JWP Investments, Inc. and JDI Holdings, Inc. (the “Nevada Subsidiaries”), are Nevada corporations. Jones Day is not admitted or qualified to practice law in Nevada and is relying upon the opinion of Kolesar & Leatham, Chtd. to support matters of Nevada law that underlie its opinion letter being delivered and filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement (see our response to comment 13 above).

Kolesar & Leatham, Chtd. has revised its opinion letter to express an opinion that the Exchange Guarantees of the Nevada Subsidiaries, when they are delivered in accordance with the terms of the Exchange Offer in exchange for the guarantees of the Outstanding Notes of the Nevada Subsidiaries, will be validly issued by the Nevada Subsidiaries and will constitute valid and binding obligations of the Nevada Subsidiaries.

16.	Please tell us why counsel believes it needs to include in its opinion the assumptions contained in the last paragraph on page 2 and the first two paragraphs on page 3 or, alternatively, please have counsel remove these assumptions. Please note that we may have additional comments based on your response.

Response:

The Exchange Guarantees of the Nevada Subsidiaries will be issued under the Indenture, a document governed by New York law, and the Company and the guarantors other than the Nevada Subsidiaries are organized under the laws of states other than Nevada. However,

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 5, 2010

Kolesar & Leatham, Chtd. is admitted and qualified to practice law only in Nevada.

Accordingly, to support its opinion that the Exchange Guarantees of the Nevada Subsidiaries, when they are delivered in accordance with the terms of the Exchange Offer in exchange for the guarantees of the Outstanding Notes of the Nevada Subsidiaries, will be validly issued by the Nevada Subsidiaries and will constitute valid and binding obligations of the Nevada Subsidiaries, Kolesar & Leatham, Chtd. will rely upon the opinion letter of Jones Day filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement with respect to matters relating to the Company and the guarantors governed by laws other than the laws of the State of Nevada.

Kolesar & Leatham, Chtd. has added specific language to its opinion letter indicating such reliance, and the opinion letter of Jones Day filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement has been revised to expressly authorize such reliance.

In response to the Staff’s comment, Kolesar & Leatham, Chtd. has deleted the remaining assumptions contained in the last paragraph on page 2 and the first two paragraphs on page 3 of its opinion letter, except that Kolesar & Leatham, Chtd. has assumed that the Trustee has duly authorized, executed and delivered the Indenture and that the Indenture is the valid, binding and enforceable obligation of the Trustee.

17.	We note counsel’s statement that “[t]his opinion may not be relied upon by any other person(s) without the prior written consent of a shareholder of this firm.” Please note that all investors are entitled to rely on the opinions filed as exhibits to the registration statement. Please have counsel revise the opinion to remove any limitations on investor reliance.

Response:

In response to the Staff’s comment, Kolesar & Leatham, Chtd. has removed any limitations on investor reliance from its opinion letter.

Kolesar & Leatham, Chtd. has submitted a revised opinion letter as Exhibit 5.2 to Amendment No. 1 to the Registration Statement to reflect the change described in the preceding paragraph as well as the changes described in the responses to the previous two comments. Kolesar & Leatham, Chtd.’s revised opinion letter also has been revised to authorize reliance by Jones Day as described in the response to comment 13 above.

Exhibit 5.3 – Opinion of Reinhart Boerner Van Deuren s.c.

18.	We note that the subject matter of this opinion is also covered by the opinion filed as Exhibit 5.1. In view of the requirements of Form S-4 and Item 601(b)(5) of Regulation S-K, please tell us why you are filing this opinion. Please note that we may have additional comments based on your response.

Response:

One of the guarantors of the Company’s notes, JD Polymer, LLC (the “Wisconsin Guarantor”), is a Wisconsin limited liability company. Jones Day is not admitted or qualified to

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 5, 2010

practice law in Wisconsin and is relying upon the opinion of Reinhart Boerner Van Deuren s.c. to support matters of Wisconsin law that underlie its opinion letter being delivered and filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement (see our response to comment 13 above). Reinhart Boerner Van Deuren s.c. has revised its opinion letter to expressly authorize Jones Day to rely thereon with respect to matters of Wisconsin law.

19.	Please tell us why counsel believes it needs to include in its opinion the assumptions contained in paragraphs (a) and (b) on page 1, the assumptions contained in paragraphs (c), (d), (e) and (f) on page 2 and the assumptions contained in paragraphs (iii), (iv) and B. on page 3 or, alternatively, please have counsel remove these assumptions. Please note that we may have additional comments based on your response.

Response:

The Exchange Guarantee of the Wisconsin Guarantor will be issued under the Indenture, a document governed by New York law, and the Company and the guarantors other than the Wisconsin Guarantor are organized under the laws of states other than Wisconsin. However, Reinhart Boerner Van Deuren s.c. is admitted and qualified to practice law only in Wisconsin.

Accordingly, to support its opinion that the Subsidiary Guarantee of the Exchange Notes of the Wisconsin Guarantor, when it is delivered in exchange for the Subsidiary Guarantee of the Outstanding Notes of the Wisconsin Guarantor in accordance with the terms of the Exchange Offer, will be validly issued by the Wisconsin Guarantor and will constitute a legal, valid and binding obligation of the Wisconsin Guarantor, Reinhart Boerner Van Deuren s.c. will rely upon the opinion letter of Jones Day filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement with respect to matters relating to the Company and the guarantors governed by laws other than the laws of the State of Wisconsin.

Reinhart Boerner Van Deuren s.c. has added specific language to its opinion letter indicating such reliance, and the opinion letter of Jones Day filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement has been revised to expressly authorize such reliance.

In response to the Staff’s comment, Reinhart Boerner Van Deuren s.c. has deleted the remaining assumptions contained in paragraphs (a) and (b) on page 1, the assumptions contained in paragraphs (c), (d), (e) and (f) on page 2 and the assumptions contained in paragraphs (iii), (iv) and B. on page 3 of its opinion letter, except that Reinhart Boerner Van Deuren s.c. has assumed that the Trustee has duly authorized, executed and delivered the Indenture and that the Indenture is the valid, binding and enforceable obligation of the Trustee.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 5, 2010

20.	We note counsel’s statements that “[t]his opinion is rendered only to the above addressee and is solely for its benefit in connection with the Registration Statement” and “[t]his opinion may not be relied upon by any other person or for any other purpose without our prior written consent.” Please note that all investors are entitled to rely on the opinions filed as exhibits to the registration statement. Please have counsel revise the opinion to remove any limitations on investor reliance.

Response:

In response to the Staff’s comment, Reinhart Boerner Van Deuren s.c. has removed any limitations on investor reliance from its opinion letter.

Reinhart Boerner Van Deuren s.c. has submitted a revised opinion letter as Exhibit 5.3 to Amendment No. 1 to the Registration Statement to reflect the change described in the preceding paragraph as well as the changes described in the responses to the previous two comments. Reinhart Boerner Van Deuren s.c.’s revised opinion letter also has been revised to authorize reliance by Jones Day as described in the response to comment 13 above.

Exhibit 99.1 – Letter of Transmittal

21.	Please delete the language in the Letter of Transmittal requiring the note holder to acknowledge that he/she has “reviewed” the Letter of Transmittal and the Prospectus.

Response:

In response to the Staff’s comment, we have deleted the language in the Letter of Transmittal requiring the note holder to acknowledge that he/she has “reviewed” the Letter of Transmittal and the Prospectus.

* * * * *

As requested in your comment letter, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 5, 2010

Please contact the undersigned at (262) 631-2746 if you have any further questions or comments concerning the registration statement. Thank you for your attention to this matter.

Very truly yours,

/s/ Scott D. Russell

Scott D. Russell
Senior Vice President, General Counsel and Secretary

cc:	Jessica Kane, Division of Corporation Finance, Securities and Exchange Commission
Dieter King, Division of Corporation Finance, Securities and Exchange Commission
Edward F. Lonergan, Diversey, Inc.
Elizabeth C. Kitslaar, Jones Day
Edward B. Winslow, Jones Day